UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number: 001-32410
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Celanese Corporation
1601 W LBJ Freeway
Dallas, TX 75234

Celanese Americas Retirement Savings Plan

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To: Plan Administrator, Investment, and Benefit Committees of Celanese Americas Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PMB Helin Donovan, LLP
Austin, Texas
June 29, 2009

Celanese Americas Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007
	(In thousands)

Assets
Investments:
At fair value (Note 3)	$462,880	$673,343
Wrapper contracts	315	—
Loans to participants	8,802	9,589

Total investments	471,997	682,932

Receivables:
Accrued interest and dividends	879	1,505

Total receivables	879	1,505

Total assets	472,876	684,437
Liabilities
Administrative payables	398	811

Net assets available for benefits at fair value	472,478	683,626
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 3)	23,095	4,689

Net assets available for benefit	$495,573	$688,315

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
	(In thousands)
Investment income:
Net appreciation (depreciation) of investments (Note 3)	$(176,796)	$23,663
Interest	9,422	11,668
Dividends	1,512	904
Other	165	1,146

Total investment income	(165,697)	37,381
Contributions:
Company, net of forfeitures	10,142	9,490
Participant	20,673	20,249
Rollovers	679	634

Total contributions	31,494	30,373

Administrative expenses	(1,332)	(2,196)
Withdrawals and distributions	(57,295)	(93,287)
Net transfers (to) from other plans	88	(30,081)

Net decrease	(192,742)	(57,810)
Net assets available for benefits:
Beginning of year	688,315	746,125

End of year	$495,573	$688,315

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements
(1)  Description of the Plan
     The Celanese Americas Retirement Savings Plan (the “Plan”) is a participant directed, defined contribution plan sponsored by Celanese Americas LLC/formerly Celanese Americas Corporation) and subsidiaries (“Celanese” or the “Company”), a wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates (“Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants in the Plan should refer to the Plan document for more complete details of the Plan’s provisions.
     During 2007 assets of $30,080,833 were transferred from the Plan in conjunction with Celanese Corporation’s sale of its oxo products and derivatives business and the transfer of impacted employees to OXEA Corporation.
     The Company has a trust agreement with State Street Bank & Trust Company (the “Trustee”). The trust agreement establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company. The Company’s Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.
(a)  Eligibility
     Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to enroll and the timing of the Company’s payroll cycles).
(b)  Participant Contributions
     Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Service (“IRS”) limitations, through payroll deductions. Participants may designate contributions as either “before-tax,” “after-tax” or a combination of both. Participants’ before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code (“IRC”).
(c)  Company Contributions
     The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant’s eligible compensation for non-union participants, as defined in the Plan document. The Company’s contribution for union participants varies, as defined in the Plan document, but does not exceed 5% of the Participant’s eligible compensation. Effective January 1, 2009, the Plan was amended and restated to increase the matching contribution for the Calvert City union participants to a 100% match of the savings of Calvert City union participants, not to exceed 5% of the participant’s eligible compensation.
(d)  Vesting
     All Participants’ contributions and income earned or losses incurred thereon are fully vested at all times. Effective January 1, 2008, the Company’s contributions and income earned or losses incurred thereon are also vested at all times (Note 8).

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
(e)  Forfeitures
     Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2008 and 2007, Company contributions were reduced by $134,222 and $252,938 respectively, from forfeited non-vested accounts. At December 31, 2008 and 2007, forfeitures of $174,853 and $170,715, respectively, were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.
(f)  Distributions and Withdrawals
     A Participant’s entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a “financial hardship” may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.
(g)  Participant Accounts
     Each Participant’s account is credited with the Participant’s contributions, the appropriate amount of the Company’s contribution and an allocation of the Plan’s earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account balance.
(h)  Participant Loans
     Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2008 was 5% to 10.5% with maturities ranging from 2009 to 2023.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
(i)  Investments
     Plan Participants may direct the investment of their account in 1% increments among any of 20 investment options.

Investment Option	Investment Manager
2000 Retirement Portfolio	Alliance Bernstein
2005 Retirement Portfolio	Alliance Bernstein
2010 Retirement Portfolio	Alliance Bernstein
2015 Retirement Portfolio	Alliance Bernstein
2020 Retirement Portfolio	Alliance Bernstein
2025 Retirement Portfolio	Alliance Bernstein
2030 Retirement Portfolio	Alliance Bernstein
2035 Retirement Portfolio	Alliance Bernstein
2040 Retirement Portfolio	Alliance Bernstein
2045 Retirement Portfolio	Alliance Bernstein
2050 Retirement Portfolio	Alliance Bernstein
Core Bond Fund	Pacific Investment Management Co.
Government Securities Fund	Hoisington Investment Management Co.
S&P 500 Index Fund	Barclay’s Global Investor
Large-Cap Value Fund	Alliance Bernstein Investment Management
Large-Cap Growth Fund	Marsico Capital Management
International Stock Fund	Capital Guardian Trust Company
Small-Cap Core Fund	Barclays Global Investors
Stable Value Fund	JP Morgan Asset Management
Celanese Stock Fund	State Street Global Advisors
     A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another. Each of the Plan’s investment options is managed for the Plan by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.
Celanese Stock Fund
     The Celanese Stock Fund is a “stock bonus plan” (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to twenty percent of the Participants’ total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors was named as the fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2008, the Trustee purchased 829,070 shares of Celanese Corporation stock for the fund at an average price of $27.12 per share and sold 258,427 shares of Celanese Corporation stock for the fund at an average price $39.06 per share. During 2007, the Trustee purchased 160,995 shares of Celanese Corporation stock for the fund at an average price of $34.08 per share and sold 149,414 shares of Celanese Corporation stock for the fund at an average price $36.74 per share.
Investment Contracts
     The Plan invests in fully benefit-responsive investment contracts held in the Stable Value Fund, which are reported in the Statement of Changes in Net Assets Available for Benefits on a contract value basis. The Statement of Net Assets Available for Benefits presents fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Stable Value Fund permits all Participant initiated transactions as allowed by the Plan to occur at contract value. Events that would limit the Plan’s ability to execute transactions at contract value are improbable, except for termination of the Plan by the Sponsor; Sponsor initiated withdrawals may be subject to a market adjustment.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
     The average yield of the investment contracts was 6.82% and 6.75% for the years ended December 31, 2008 and 2007, respectively. The stabilized interest rate (“Crediting Rate”) on investment contracts was 2.66% and 5.23% as of December 31, 2008 and 2007, respectively. The Crediting Rates are provided to participants in the fund on a designated pool of investments held by the fund, through contracts generally referred to as a “wrapper”. The contracts provide assurance that the adjustments to the interest Crediting Rate will not result in a future interest Crediting Rate that is less then zero.
(2) Summary of Significant Accounting Policies
(a) Basis of Presentation
     The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.
(b) Valuation of Investments and Income Recognition
     The Plan’s investments are stated at fair value. Investments in the common/collective trust funds are valued at fair value based upon the quoted market values of the underlying assets, where available. Loans to Participants are valued at cost, which approximates fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.
     As of December 31, 2008, the Plan adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) for financial assets and liabilities. SFAS No. 157 defines fair value, and increases disclosures surrounding fair value calculations.
(c) Risks and Uncertainties
     The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions, and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
(d) Use of Estimates
     The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
(e) Payment of Benefits
     Benefits are recorded when paid.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
(3) Investments
     The following table presents the total investments of the Plan segregated by valuation method.

	As of December 31,
	2008	2007
	(In thousands)

Quoted market price:
Interest bearing cash	$7,396	$9,276
US government securities	29,452	30,395
Corporate stock — common and preferred	27,904	44,164
Registered investment companies	158,439	10,352

	223,191	94,187

Investments at estimated fair value:
Common/collective trusts	89,172	412,328
Investment contracts	150,517	166,828

Investments at fair value	462,880	673,343
Wrapper contracts	315	—
Participant loans	8,802	9,589

Total investments	$471,997	$682,932

Investments representing five percent or more of the Plan’s net assets as of December 31 are as follows:

	As of December 31
	2008	2007
	(In thousands)
Alliance Collective Investment Trust[1]	23,247	154,752
BGI Equity Index Fund 1	31,052	100,998
BGI Russell 2000 Alpha Tilts Fund[1]	14,758	45,618
CG International non-US Equity Fund[1]	20,114	43,765
Alliance Bernstein 2015 Ret	32,046	N/A
Alliance Bernstein 2020 Ret	32,373	N/A
Bank of America, contract no. 02 011	57,981	57,175
Caisse Depots et Consignations, contract no. 1837 01	57,966	57,167
State Street Bank, contract no. 102063	57,981	57,175

[1]	No longer represents five percent of more of the Plan’s net assets as of December 31, 2008.
Investment Contracts

		Wrapper	Adjustment to
	Investments at	Contracts at	Contract
2008	Fair Value	Fair Value	Value
	(In thousands)
Cash	$—	$—	$—
US government securities	769	—	—
Interest-bearing cash	421	—	—
JP Morgan Intermediate Bond Fund	149,327	—	—
Wrapper contracts	—	315	23,095

	$150,517	$315	$23,095

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)

		Wrapper	Adjustment to
	Investments at	Contracts at	Contract
2007	Fair Value	Fair Value	Value
	(In thousands)
Cash	$—	$—	$—
US government securities	307	—	—
Interest-bearing cash	360	—	—
JP Morgan Intermediate Bond Fund	166,161	—	—
Wrapper contracts	—	—	4,689

	$166,828	$—	$4,689

     The fair value of the wrapper is determined by calculating the present value of excess future wrapper fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by each issuer) is greater than the current wrapper fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating. Since the replacement costs of the wrapper contracts exceeded the actual costs as of December 31, 2008, the fair value of the wrapper contracts is valued at $315,347. As of December 31, 2007, however, the replacement costs of the wrapper contracts did not exceed the actual costs and the fair value of the wrapper contracts was valued at zero.
     During 2008 and 2007, the Plan’s investments (including investments bought and sold and held during the year) appreciated (depreciated) in value as follows:

	For the Years Ended
	December 31
	2008	2007
	(In thousands)
Quoted market price:
US government securities	$6,452	$1,490
Corporate stock — common and preferred	(13,187)	3,231
Celanese corporation common stock	(14,201)	5,198
Registered investment companies	(94,178)	261

	(115,114)	10,180

Investments at estimated fair value:
Common/collective trusts	(61,997)	13,483
Wrapper contracts	315	—

	$(176,796)	$23,663

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
     As discussed in note 2, the Plan adopted SFAS No. 157 as of December 31, 2008. SFAS No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:
          Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company
          Level 2 — inputs that are observable in the marketplace other than those inputs classified as Level 1
          Level 3 — inputs that are unobservable in the marketplace and significant to the valuation
     SFAS No. 157 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.
     The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008

	Fair Value Measurement as of
	December 31, 2008 Using
	Quoted Prices in
	Active Markets for	Significant Other	As of
	Identical Assets	Observable Inputs	December 31,
	(Level 1)	(Level 2)	2008
	(In $ thousands)
Assets
Investments
Interest bearing cash	—	7,396	7,396
US government securities	29,452	—	29,452
Corporate stock — common and preferred	27,904	—	27,904
Registered investment companies	10,454	147,985	158,439
Common/collective trusts	—	89,172	89,172
Investment contracts	—	150,517	150,517
Wrapper contracts	—	315	315
Participant loans	—	8,802	8,802

Total assets	67,810	404,187	471,997

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
(4) Plan Termination
     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. Upon termination of the Plan, any Participant who is then an employee of the Company would become 100% vested in all Company contributions.
(5) Federal Income Taxes
     The IRS has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
(6) Administrative Expenses
     Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.
(7) Parties-in-Interest
     Certain Plan investments are shares of common/collective trusts managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash accounts managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. The Plan also invests in the common stock of the Plan Sponsor as well as makes loans to Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.
(8) Plan Amendment
     During December 2007, the Plan was amended, effective January 1, 2008, to add an automatic enrollment feature and an automatic deferral increase feature. Additionally, the amendment modifies the Plan’s vesting rules and clarifies the default investment provisions. The vesting rules are modified such that Participants are immediately vested in Company contributions.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements — (Continued)
(9) Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500.

2008
(In thousands)
Net assets available for benefits per the financial statements	$495,573
Add: Change in accrued administrative payables	(49)

Net assets available for benefits per the Form 5500	$495,524

     The following is a reconciliation of administrative expenses per the financial statements for the year ended December 31, 2008, to Form 5500

2008
(In thousands)
Administrative expenses per the financial statements	$1,332
Add: Change in accrued administrative expenses	49

Administrative expenses per the Form 5500	$1,381

     Net assets available for benefits and administrative expenses per the financial statements include a $49,394 reduction in the accrual for administrative expenses incurred during the year ended December 31, 2008 and paid in 2009 when compared to the year ended December 31, 2007 and paid in 2008.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

INTEREST BEARING CASH
		BGI MONEY MARKET FD FOR EBT	CASH HELD AT ALEX BROWN
			11.000		11.00	11.00
05MP	05499B995		6.000		6.00	6.00
05MU	05499B995		5.000		5.00	5.00
		BZW PRINCIPAL CASH
			1.140		1.14	1.14
05MP	12399A986		0.280		0.28	0.28
05MU	12399A986		0.860		0.86	0.86
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2009
			2,434,006.52		2,434,006.52	2,434,006.52
05MO	61699B004		2,434,006.52		2,434,006.52	2,434,006.52
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.001	12/31/2040
			447,267.59		447,267.59	447,267.59
05MO	61699B004		447,267.59		447,267.59	447,267.59
		MORGAN GUARANTY TRUST CO OF NY	LIQUIDITY FUND	0.004	12/31/2007
			189,002.12		189,002.12	189,002.12
05MO	61699B004		189,002.12		189,002.12	189,002.12
		* STATE STREET BANK & TRUST CO	SHORT TERM INVESTMENT FUND	1.000	12/31/2030
			4,325,495.68		4,325,495.68	4,325,495.68
05MA	8574809S8		2,873,561.27		2,873,561.27	2,873,561.27
05MQ	8574809S8		1,356.58		1,356.58	1,356.58
05MV	8574809S8		1,352,969.32		1,352,969.32	1,352,969.32
05MW	8574809S8		97,608.51		97,608.51	97,608.51

			7,395,784.05		7,395,784.05	7,395,784.05

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

U.S. GOVERNMENT SECURITIES
		UNITED STATES TREAS BDS	5 1/4 02/15/29	5.250	02/15/2029
			9,255,000.00		9,999,713.49	12,272,999.97
05MA	912810FG8		9,255,000.00		9,999,713.49	12,272,999.97
		UNITED STATES TREAS BDS	4 1/2 02/15/36	4.500	02/15/2036
			2,500,000.00		2,553,417.97	3,321,485.00
05MA	912810FTO		2,500,000.00		2,553,417.97	3,321,485.00
		UNITED STATES TREAS BDS	4 3/4 02/15/37	4.750	02/15/2037
			9,945,000.00		9,961,181.11	13,857,740.91
05MA	912810PT9		9,945,000.00		9,961,181.11	13,857,740.91

			21,700,000.00		22,514,312.57	29,452,225.88

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

CORPORATE STOCKS — PREFERRED
		WACHOVIA CORP NEW	NON CULULATIVE PERP CL A PFD
			3,325.000		63,900.04	73,017.00
05MV	929903276		3,325.000		63,900.04	73,017.00

			3,325.000		63,900.04	73,017.00

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

CORPORATE STOCKS — COMMON
		TRANSOCEAN INC	NAMEN AKT
			8,844.000		804,684.28	417,879.00
05MV	H8817H100		8,844.000		804,684.28	417,879.00
		ABB LTD	SPONSORED ADR
			6,970.000		92,444.47	104,619.70
05MV	000375204		6,970.000		92,444.47	104,619.70
		AIR PRODS + CHEMS INC	COM
			3,000.000		271,491.92	150,810.00
05MV	009158106		3,000.000		271,491.92	150,810.00
		AMAZON COM INC	COM
			1,239.000		53,560.78	63,535.92
05MV	023135106		1,239.000		53,560.78	63,535.92
		APPLE INC	COM NPV
			5,798.000		968,271.60	494,859.30
05MV	037833100		5,798.000		968,271.60	494,859.30
		CVS CAREMARK CORP	COM
			19,372.000		737,313.67	556,751.28
05MV	126650100		19,372.000		737,313.67	556,751.28
		CAMERON INTL CORP	COM
			3,926.000		129,708.33	80,483.00
05MV	13342B105		3,926.000		129,708.33	80,483.00
		CELANESE CORP DE	COM SER A
			868,525.000		21,380,001.52	10,795,765.75
05MW	150870103		868,525.000		21,380,001.52	10,795,765.75
		COSTCO WHSL CORP NEW	COM
			7,322.000		478,814.98	384,405.00
05MV	22160K105		7,322.000		478,814.98	384,405.00

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

		DEER + CO	COM
			1,910.000		70,999.26	73,191.20
05MV	244199105		1,910.000		70,999.26	73,191.20
		DEVON ENERGY CORPORATION NEW	COM
			1,047.000		79,426.43	68,798.37
05MV	25179M103		1,047.000		79,426.43	68,798.37
		DISNEY WALT CO	DISNEY COM
			3,451.000		85,087.36	78,303.19
05MV	254687106		3,451.000		85,087.36	78,303.19
		GENENTECH INC	COM
			12,988.000		773,147.30	1,076,835.08
05MV	368710406		12,988.000		773,147.30	1,076,835.08
		GENERAL DYNAMICS CORP	COM
			9,570.000		519,266.34	551,136.30
05MV	369550108		9,570.000		519,266.34	551,136.30
		GILEAD SCIENCES INC	COM
			3,206.000		153,802.76	163,954.84
05MV	375558103		3,206.000		153,802.76	163,954.84
		GOLDMAN SACHS GROUP INC	COM
			5,208.000		746,742.90	439,503.12
05MV	38141G104		5,208.000		746,742.90	439,503.12
		GOOGLE INC	CL A
			732.000		264,296.75	225,199.80
05MV	38259P508		732.000		264,296.75	225,199.80
		HESS CORP	COM
			10,003.000		1,029,606.46	536,560.92
05MV	42809H107		10,003.000		1,029,606.46	536,560.92
		JPMORGAN CHASE + CO	COM
			5,959.000		208,649.78	187,887.27
05MV	46625H100		5,959.000		208,649.78	187,887.27
		JOHNSON + JOHNSON	COM
			3,236.000		191,296.40	193,609.88
05MV	478160104		3,236.000		191,296.40	193,609.88
		LAS VEGAS SANDS CORP	COM
			48,816.000		612,852.73	289,478.88
05MV	517834107		48,816.000		612,852.73	289,478.88

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity f Issuer		Shares/Par	Rate	(D) Cost	Value

		LOCKHEED MARTIN CORP	COM
			10,835.000		921,788.18	911,006.80
05MV	539830109		10,835.000		921,788.18	911,006.80
		LOWES COS INC	USDO.50
			26,277.000		735,123.13	565,481.04
05MV	548661107		26,277.000		735,123.13	565,481.04
		MASTERCARD INC	CL A
			4,223.000		446,842.67	603,593.39
05MV	57636Q104		4,223.000		446,842.67	603,593.39
		MCDONALDS CORP	COM
			25,267.00		1,374,122.55	1,571,354.73
05MV	580135101		25,267.00		1,374,122.55	1,571,354.73
		MONSANTO CO NEW	COM
			10,552.000		546,639.48	742,333.20
05MV	61166W101		10,552.000		546,639.48	742,333.20
		NIKE INC	CL B
			8,378.000		456,346.42	427,278.00
O5MV	654106103		8,378.000		456,346.42	427,278.00
		NORFOLK SOUTHN CORP	COM
			8,360.000		498,501.70	393,338.00
05MV	655844108		8,360.000		498,501.70	393,338.00
		ORACLE CORP	COM
			4,393.000		79,018.46	77,887.89
05MV	68389X105		4,393.000		79,018.46	77,887.89
		PETROLED BRASILEIRO SA	SPONSORED ADR
			4,008.000		190,867.42	98,155.92
05MV	71654V408		4,008.000		190,867.42	98,155.92

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

		PRAXAIR INC	COM
			8,238.000		501,087.14	489,007.68
05MV	74005P104		8,238.000		501,087.14	489,007.68
		QUALCOMM INC	COM
			11,849.000		554,725.47	424,549.67
05MV	747525103		11,849.000		554,725.47	424,549.67
		SCHERING PLOUGH CORP	COM
			10,664.000		172,380.59	181,607.92
05MV	806605101		10,664.000		172,380.59	181,607.92
		SCHLUMBERGER LTD	COM
			4,407.000		285,503.14	186,548.31
05MV	806857108		4,407.000		285,503.14	186,548.31
		TARGET CORP	COM
			7,378.000		342,171.94	254,762.34
05MV	87612E106		7,378.000		342,171.94	254,762.34
		US BANCORP DEL	COM NEW
			22,467.000		675,789.39	561,899.67
05MV	902973304		22,467.000		675,789.39	561,899.67
		UNION PAC CORP	COM
			15,470.000		737,001.05	739,466.00
05MV	907818108		15,470.000		737,001.05	739,466.00
		VISA INC	COM CL A
			11,787.000		809,033.92	618,228.15
05MV	92826C839		11,787.000		809,033.92	618,228.15
		WAL MART STORES INC	COM
			5,984.000		328,666.80	335,463.04
05MV	931142103		5,984.000		328,666.80	335,463.04
		WELLS FARGO + CO NEW	COM
			29,713.000		794,634.75	875,939.24
05MV	949746101		29,713.000		794,634.75	875,939.24
		WYNN RESORTS LTD	COM
			3,961.00		258,585.08	167,391.86
05MV	983134107		3,961.00		258,585.08	167,391.86
		YUM BRANDS	COM
			21,332.000		522,500.58	671,958.00
05MV	988498101		21,332.000		522,500.58	671,958.00

			1,286,665.000		40,882,795.88	27,830,818.65

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

LOANS TO PARTICIPANTS — OTHER
		LOANS TO PARTICIPANTS
			8,802,457.260		8,802,457.26	8,802,457.26
05ME	53999S985		8,802,457.260		8,802,457.26	8,802,457.26

			8,802,457.260		8,802,457.26	8,802,457.26

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

COMMON/COLLECTIVE TRUSTS
		ALLIANCE COLLECTIVE INVT TR	BERNSTEIN STRATEGIC VALUE COL
			2,647,738.637		28,348,697.07	23,247,145.23
05MB	018564823		2,647,738.637		28,348,697.07	23,247,145.23
		BGI EQUITY INDEX FUND F
			2,248,503.395		47,136,710.57	31,051,831.88
05MP	05599Z991		2,248,503.395		47,136,710.57	31,051,831.88
		BGI RUSSEL 2000 ALPHA	TILTS CL F
			1,394,940.961		18,730,051.32	14,758,475.37
05MU	05999K966		1,394,940.961		18,730,051.32	14,758,475.37
		CAP GUARDIAN 003 01	COMMINGLED ACCT GK19
			641,597.212		32,685,703.71	20,114,072.60
05MH	140185976		641,597.212		32,685,703.71	20,114,072.60

			6,932,780.205		126,901,162.67	89,171,525.08

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

REGISTERED INVESTMENT COMPANY
		ALLIANCE BERNSTEIN 2000 RET
			504,586.976		4,789,843.64	3,774,310.58
05MY	01859M937		504,586.976		4,789,843.64	3,774,310.58
		ALLIANCE BERNSTEIN 2005 RET
			1,424,003.659		13,605,806.15	9,982,265.65
05MZ	01859M945		1,424,003.659		13,605,806.15	9,982,265.65
		ALLIANCE BERNSTEIN 2010 RET
			2,701,400.102		26,624,783.79	17,937,296.68
05MO	01859M952		2,701,400.102		26,624,783.79	17,937,296.68
		ALLIANCE BERSTEIN 2015 RET
			4,991,570.515		49,462,952.93	32,045,882.71
05M1	01859M960		4,991,570.515		49,462,952.93	32,045,882.71
		ALLIANCE BERSTEIN 2020 RET
			5,213,044.861		51,129,473.98	32,373,008.59
05M2	01859M978		5,213,044.861		51,129,473.98	32,373,008.59
		ALLIANCE BERSTEIN 2025 RET
			3,939,529.354		38,688,778.52	23,794,757.30
05M3	01859M986		3,939,529.354		38,688,778.52	23,794,757.30
		ALLIANCE BERSTEIN 2030 RET
			2,443,245.880		23,883,184.32	14,537,312.99
05M4	01859M994		2,443,245.880		23,883,184.32	14,537,312.99
		ALLIANCE BERSTEIN 2035 RET
			1,372,479.202		13,087,502.40	8,111,352.08
05M5	01859N919		1,372,479.202		13,087,502.40	8,111,352.08
		ALLIANCE BERSTEIN 2040 RET
			470,381.873		4,352,177.52	2,779,956.87
05M6	01859N927		470.381.873		4,352,177.52	2,779,956.87
		ALLIANCE BERSTEIN 2045 RET
			228,527.696		2,108,653.35	1,350,598.68
05M7	01859N935		228,527.696		2,108,653.35	1,350,598.68
		ALLIANCE BERSTEIN 2050 RET
			219,652.118		1,986,900.39	1,298,144.02
05M8	01859N943		219,652.118		1,986,900.39	1,298,144.02
		PIMCO TOTAL RETURN FD	INSTL CL
			1,030,929.350		10,917,803.62	10,453,623.61
05MG	693390700		1,030,929.350		10,917,803.62	10,453,623.61

			24,539,351.586		240,637,860.61	158,438,509.76

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2008
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)			(C) Description of Investment		Mat Date	(E) Current
Fund	(B) Identity of Issuer		Shares/Par	Rate	(D) Cost	Value

INSURANCE CO. GENERAL ACCOUNT
		BANK OF AMERICA	CONTRACT NO. 02 011	5.000	12/31/2055
			57,980,980.03		57,980,980.83	57,980,980.83
05MO	05999T9U4		57,980,980.83		57,980,980.83	57,980,980.83
		CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01	5.000	12/31/2055
			57,966,009.75		57,966,009.75	57,966,009.75
05MO	1289969F4		57,966,009.75		57,966,009.75	57,966,009.75
		* STATE STREET BANK	CONTRACT 102063	5.000	12/31/2055
			57,980,979.98		57,980,979.98	57,980,979.98
05MO	8579939G6		57,980,979.98		57,980,979.98	57,980,979.98

			173,927,970.56		173,927,970.56	173,927,970.56

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
By:	/s/ Christopher W. Jensen
Christopher W. Jensen Vice President and Corporate Controller of Celanese Corporation (Principal Accounting Officer) President and Treasurer of Celanese Americas LLC
Date: June 29, 2009